

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

March 31, 2011

Mr. Fajin Chen, President and Chief Executive Officer
Zhongtian Mould Technologies, Inc.
c/o Codan Trust Company (Cayman) Ltd.
Cricket Square, Hutchins Drive
Grand Cayman, KY1-1111 Cayman Islands

     Re: Zhongtian Mould Technologies, Inc.
             Item 4.01/4.02 Form 8-K filed March 30, 2011
             File No. 0-54038

Dear Mr. Chen:

We have reviewed your filing and response letter dated March 30, 2011 and have the following comments. These comments supplement the comments we issued to you on March 10, 2011 which remain open and unresolved.

Please respond to this letter within five business days. If you do not believe our comments apply to your facts and circumstances, please tell us why in your supplemental response.

After reviewing your Item 4.01/4.02 Form 8-K/A and your supplemental response to these comments, we may have additional comments.

FORM 8-K FILED MARCH 30, 2011

1. We note your responses to our comment letter dated March 24, 2011. As required by Item 304(a)(1)(iv) of Regulation S-K, please amend Item 4.01 of your Form 8-K to:
   - describe the specific nature of the interaction between the company's senior management and MaloneBailey's staff that caused your former auditor to indicate they could no longer rely on management's representations;
   - state whether the audit committee of the board of directors, or the board of directors, discussed the subject matter of this disagreement with the former accountant; and
   - indicate whether the company has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of your disagreement and, if not, describe the nature of any limitation thereon and the reasons for such limitations.

2. Please supplementally tell us the following regarding the disagreement disclosed in your Form 8-K:
   - the amounts involved;
   - why the disagreement could not be resolved or how it was resolved;
   - how and by whom any amounts were determined; and
   - whether or not you restated (or intend to restate) any prior period for any adjustment, and if not, why not.

3. Please amend Item 4.01 of Form 8-K to cover the interim period from the date of the last audited financial statements to March 24, 2011, the date of resignation. Your current disclosure only covers the period through March 10, 2011. See Item 304(a)(1)(iv) of Regulation S-K.

Exhibit 16

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Engagement of new accountant

5. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Item 304(a)(2) of Regulation S-K. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief

CC: Jie Xiu, Esq. (via facsimile at (212) 704-5904)
       Troutman Sanders LLP